CONNAUGHT (U.S.) LLC

AUDITED FINANCIAL STATEMENT
DECEMBER 31, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-70323

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING ___01/01/2022___ AND ENDING ___12/31/2022___
                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Connaught (U.S.) LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer   ☐Security-based swap dealer   ☐Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

   2 Soho Place

	(No. and Street)	
London		W1D 3BG
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alex User-Smith	+44 20 7042 8097	AUS@connaught.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

UHY LLP

	(Name – if individual, state last, first, middle name)		
4 Tower Place, Executive Park, 7th Floor Albany		NY	12203
(Address)	(City)	(State)	(Zip Code)
07/01/2004			1195
(Date of Registration with PCAOB)(if applicable)			(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alex User-Smith, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Connaught (U.S.) LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 20 25

Signature

Title:

Chief Executive Officer

Notary Public

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Connaught (U.S.) LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Connaught (U.S.) LLC as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Connaught (U.S.) LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 4 to the financial statements, the Company's net capital was below minimum amount required at December 31, 2022. Management subsequently notified FINRA. Our opinion is not modified with respect to that matter.

Basis for Opinion

This financial statement is the responsibility of Connaught (U.S.) LLC's management. Our responsibility is to express an opinion on Connaught (U.S.) LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Connaught (U.S.) LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

UHY LLP

We have served as Connaught (U.S.) LLC's auditor since 2020.

Albany, New York
February 28, 2023

CONNAUGHT (U.S.) LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

Cash and cash equivalents	$	2,446,664
Accounts receivable		2,502,500
Deferred tax asset		414,779
Tax receivable		134,499
Prepaid expenses and other assets		70,062
TOTAL ASSETS	$	5,568,504

LIABILITIES & MEMBER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$	1,694,376
Due to affiliate		2,271,070
TOTAL LIABILITIES		3,965,446
MEMBER'S EQUITY		1,603,058
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	5,568,504

NOTE 1   DESCRIPTION OF ORGANIZATION AND BUSINESS

CONNAUGHT (U.S.) LLC (the "Company") was formed on March 10, 2017 as a Delaware limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA") effective May 1, 2021.

The Company is engaged in securities and investment banking activities whereby it performs transaction-related, private placements of securities, mergers and acquisitions advisory services, and acts as the U.S. chaperoning broker-dealer for foreign broker-dealers, solely for private placements and mergers and acquisitions, pursuant to SEC Rule 15a-6(a)(3).

The Company has various intercompany agreements, including expense sharing and 15a-6 service agreements with CONNAUGHT (UK) LTD (the "Affiliate"). Both are wholly owned by Connaught International Ltd (the "Parent").

Securities and Exchange Commission Footnote 74 Exemption Status
The Company is a "Non-Covered" Firm under Footnote 74 of SEC Release 34-70073. The Company does not directly, or indirectly receive, hold, or owe funds or securities for or to customers, other than funds received and promptly transmitted in compliance with paragraphs (a) or (b)2 of Rule 15c204. The Company does not carry accounts of customers and does not carry proprietary accounts as defined in SEC Rule 15c3-3.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and cash equivalents
The Company at times maintains deposits with financial institutions in an amount that is in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk. The Company considers highly-liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable
Accounts receivable are carried at the amounts billed or to be billed to customers, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts. The Company had accounts receivable balance of $2,502,500 as of December 31, 2022 presented as accounts receivable on the Statement of Financial Condition.

See Report of Independent Registered Public Accounting Firm

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Allowance for credit losses
The Company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The Company identified fees receivable carried at amortized cost as impacted by the new guidance.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2022.

Revenue Recognition
The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("ASC Topic 606") when the following criteria are met:

(a) a contract with a customer has been identified, (b) the performance obligations in the contract have been identified, (c) the transaction price has been determined, (d) the transaction price has been allocated to each performance obligations in the contract, and (e) the Company has satisfied the applicable performance obligation.

The Company's revenues are derived from the following activities:

Advisory Fees:

Advisory revenue is earned upon the successful completion of a mergers and acquisitions ("M&A") transaction, restructuring or capital raising activity and other strategic advisory matters.

Private Placement Fees:

Placement fee revenues are attributable to capital raising on both corporations and financial sponsors. Revenue for private placements and capital raising transactions is generally recognized when the underlying transaction is completed under the terms of each assignment or engagement, which are generally contingent on the achievement of a capital commitment by an investor, at the time of the client's acceptance of capital or capital commitments. If, in the Company's judgment, collection of a fee is not probable, the Company will not recognize revenue until the uncertainty is removed.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Retainer Fees:

In accordance with the services agreement with the Affiliate, the Company facilitates certain securities transactions between the Affiliate and major US institutional investors in compliance with Rule 15a-6. The performance obligation is satisfied over time and the services are continuously provided and consumed.

Fair Value Hierarchy

The Company utilizes various methods to measure the fair value of its investments on a recurring basis. US GAAP establishes a hierarchy that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs when determining Fair Value estimates. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three levels of inputs are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Observable inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 - Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The recorded amounts of cash equivalents, other assets, accounts payable, accrued expenses, and due to affiliate approximate their fair value due to the short-term nature of these financial assets and liabilities.

Lease

The Company follows FASB ASC 842, Leases, which requires all leases with a term greater than 12 months to be recognized on the statement of financial condition through a right of use asset (ROU) and a lease liability and the disclosure of key information pertaining to leasing arrangements.

NOTE 3   RELATED PARTY TRANSACTIONS

The Company is a party to an expense sharing agreement with its Affiliate dated November 11, 2019, as amended from time to time.. The affiliate provides the Company with certain services and allocates the expenses in the area of administrative, facility, salary, and other back office services.

In accordance with the 15a-6 services agreement with the Affiliate, dated May 1, 2020, the Company facilitates certain securities transactions between the Affiliate and major US institutional investors in compliance with Rule 15a-6. In addition, the Company will receive up to 10% or a lower agreed upon rate from the UK affiliate based on fees earned by the UK affiliate on certain chaperoned transactions.

The Company and the Affiliate also have a fee sharing agreement dated May 1, 2020, which allows to share revenues based on level of effort and headcount contributed to each relevant transaction. These allocated revenues are included in advisory and private placement fee income line item on the statement of operations.

At December 31, 2022, the Company has a payable of $2,271,070 owed to the Affiliate related to the expense sharing agreement costs incurred, revenues allocated to the Affiliate, partially offset by revenue allocated from the Affiliate in accordance to the expense and fee sharing agreements.

NOTE 4   REGULATORY REQUIREMENTS

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3- 1, which requires the Company to maintain minimum "net capital" equal to the greater of $5,000 or 6-2/3 percent of "aggregate indebtedness" (12-1/2 percent during the first year of operations), as defined, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2022, the Company had net capital deficit of ($263,813), and net capital requirements of $264,115. The Company received capital contribution from the Parent on January 3, 2023 which was initiated on December 30, 2022 but due to bank holidays, was not received before December 31, 2022. No securities business was conducted during the period of capital deficiency due to holiday and weekend. Required FINRA and SEC communication was submitted on January 17, 2023.

NOTE 5   CONCENTRATIONS

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits of $250,000 expose the Company to concentrations of credit risk. Balances throughout the year usually exceed the maximum coverage provided by the FDIC on insured depositor accounts. For the year ended December 31, 2022, the Company's revenues from advisory and private placement fees allocated via fee sharing agreement with the Affiliate were from nine clients, the largest accounting 38% from one client and 15% from another client.

NOTE 6   RETIREMENT BENEFITS

The Company has a 401(k) plan covering all employees meeting certain eligible requirements. Contributions to the plan approximated $77,825 in 2022.

NOTE 7   INCOME TAXES

The Company has elected to be taxed as a C Corporation, therefore, earnings are subject to applicable U.S. federal, state and local taxes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statement, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statement for the changes in deferred tax liabilities or assets between years.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded. Most of the deferred tax asset balance is related to timing differences, resulting from accrued expenses and origination costs. The statutory and effective tax rate for 2022 is 21%.

Significant components of the income tax expense/(benefit) and assets are as follows:

Income Tax Receivable - Current	Amount
Federal Income Tax Receivable - Current	$ 133,254
NYS Income Tax Receivable - Current	654
NYC Income Tax Receivable - Current	591
Total Income Tax Receivable - Current	134,499
Deferred Tax Asset	
Deferred Tax Asset - Federal Income Tax	362,781
Deferred Tax Asset - NYS Income Tax	29,197
Deferred Tax Asset - NYC Income Tax	22,801
Total Deferred Tax Asset	414,779
Total Tax Assets	$ 549,278

At December 31, 2022, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing reevaluation as facts and circumstances may require.

See Report of Independent Registered Public Accounting Firm

NOTE 8   COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, various legal actions may be taken against the Company. Management believes, based on currently available information, that the results of such matters, in the aggregate, will not have a material adverse effect on the Company's Financial Statement.

NOTE 9   LEASE

The Company categorizes leases with contractual terms longer than twelve months as either operating or finance. Finance leases are generally those leases that allow us to substantially utilize or pay for the entire asset over its estimated life. All other leases are categorized as operating leases. Leases with contractual terms of 12 months or less are not recorded on the balance sheet. The Company had no finance leases during 2022.

Operating lease liabilities are recognized at the present value of the fixed lease payments using a discount rate (2.70%) based on similarly secured borrowings available to us. Right of use assets are recognized based on the initial present value of the fixed lease payments. Lease assets are tested for impairment in the same manner as long-lived assets used in operations.

Costs associated with operating lease assets are recognized on a straight-line basis within operating expenses over the term of the lease.

The lease provides for increases in future minimum annual rental payments based on the Master Lease. This lease expires on September 30, 2023. ROU asset $3,719 and lease liability $3,719 were reported within prepaid expenses and other assets and accounts payable and accrued expenses, respectively, on the accompanying Statement of Financial Condition.

The future maturities of the operating lease are:

Year Ending December 31,	Amount
2023	3,719
Total	$3,719

NOTE 10   SUBSEQUENT EVENTS

On January 3, 2023, the Company received capital contribution from the Parent of $1,000,000. On January 17, 2023, the Company notified FINRA and SEC of the Net Capital deficiency on December 31, 2022. On February 14, 2023, the Company received capital contribution from the Parent of $250,000. The Company has evaluated events and transactions that may have occurred through the date the financial statement are issued and determined there are no other subsequent events requiring adjustments to or disclosure to in the financial statement.

See Report of Independent Registered Public Accounting Firm